CALEDONIA MINING CORPORATION  March 31, 2007

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (the “Company”, “Caledonia”) for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 should be read in conjunction with the Consolidated Financial Statements and Press Releases issued by the company, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Company website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars.

Overall Performance

Caledonia was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.     VISION AND STRATEGY

Caledonia is an exploration, development and mining company with a producing gold operation in Zimbabwe and two non-producing gold mines in South Africa and a diversified exploration portfolio of projects in Canada, South Africa, Zambia and Zimbabwe, some of which are joint ventures with other unrelated companies. Caledonia’s objective is to develop its asset base into a significant diversified international mining company through profitable gold production and successful exploration activity, focused primarily on Southern Africa.

Caledonia’s business model is to identify and acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through a joint venture agreement. The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders. Where appropriate, Caledonia will seek strategic alliances with well-managed exploration or operating companies through existing or new joint ventures.

The Company has a strong management team and Board of Directors with diverse expertise in gold production, mineral exploration, mine development, finance, and marketing.

With the expectation of continuing high levels of commodity prices over the long term, Caledonia is following the strategy of diversification through its current exploration activities for diamonds, gold, platinum group metals and base metals. With the potential of improved political conditions in many Southern African countries, Caledonia is reviewing mining opportunities in these countries.

In view of the disappointing operational results at the Barbrook Mine together with significant property damage incurred during illegal industrial action in the fourth quarter of 2006, the Barbrook Mine was placed under care-and-maintenance late in the year.  Subsequently the Board of Directors mandated management to seek purchasers for the Barbrook Mine, the Eersteling Gold Mine and the gold explorations properties at Eersteling and Roodepoort.

2.      OPERATIONS

Blanket Mine (1983) Private Limited - Gold

The Blanket Mine owned by Caledonia’s 100% owned subsidiary Caledonia Holdings Zimbabwe is located 560 km south of Harare the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located is 16 km from the mine.  The mine is situated in the prolific Gwanda greenstone belt which first experienced gold production in 1800’s and which owns extensive claims throughout this belt. First pegged in 1904 with operations starting in 1906, the mine has produced over a million ounces of gold and currently has 910,500 ounce of mineral resources.

Geological Setting

Like most of the gold mines in Zimbabwe, a typical greenstone terrain, the 70km long by 15km wide Gwanda Greenstone belt, hosts Blanket Mine. This terrain comprises supra crustal metavolcanics similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is one of three remaining large, gold producers, from a belt that had no less than 268 operating mines at one time. The other two producers are the neighbouring Vubachikwe mine owned and operated by Forbes and Thompson and the Jessie mine on the south eastern end of the belt and owned by F. A. Stewart Pvt. Ltd.

Property Geology

Blanket mine is part of the group that makes up the North Western Mining camp otherwise also called the Sabiwa group of mines extending from Jethro to the south, through Blanket itself, the currently defunct Feudal, AR South, AR Main, Sheet, Eroica and Lima mines. In addition dormant old gold showings, such as the Sabiwa from the south, Jean, Provost, Redwick, Old Lima and Smiler, form northern continuation of the Vubachikwe property hosting banded iron formations.

The geology consists of a basal felsic unit of no known mineralisation presence. It is generally on this lithology type that the various tailings disposal sites are located. Above this unit is the ultramafics that include the banded iron formations hosting the eastern dormant cluster and the ore bodies of the nearby Vubachikwe complex. The active Blanket ore bodies are found on the next unit, the mafics. An andesitic unit caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler.

Ore bodies at Blanket are epigenetic. They are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively undeformed  remnants of the original basaltic flows. It is within the higher strain regime that the wider of the ore bodies are located.

Summary of Reserves and Resources at Blanket Mine at December 31, 2006

RESERVES AND RESOURCES

MINERAL RESERVES (@Au price US$500/oz)
Classification	Tonnes	Grade	Content
		Au g/t	(oz)
PROVEN ORE
Operating Areas	837,000	3.95	106,200
Pillars (discounted by 50%)	247,600	4.59	36,600
Total Proven Ore including Pillars	1,084,600	4.09	142,800
PROBABLE ORE
Operating and Development Areas	2,326,000	4.10	306,700
Total Proven +Probable Ore	3,410,600	4.10	449,500

MINERAL RESOURCES (@Au price US$500/oz)
Classification	Tonnes	Grade	Content
		Au g/t	(oz)

Indicated	377,200	4.12	50,000

Inferred	2,375,100	5.91	**

Tonnages and ounces are rounded to the nearest 100
Note** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

(i)

1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii)

Some numbers may not add due to rounding

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., an independent consultant is the “Independent Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Metallurgical Process

Run of mine ore is crushed to – 12mm in the 3 stage crushing plant. This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, before being passed through two 30 inch Knelson Concentrators where approximately 49% of total gold production is recovered.  The Knelson Concentrator tails are pumped through cyclones and into a 3.66 meter by 4.9 meter, 1000 HP regrind ball mill.  The product from the regrind mill is pumped into a carbon in leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks equipped with 45kw agitators where leaching at 50% solids and simultaneous solubilised-gold adsorption onto activated carbon takes place.

Elution of the gold from the loaded carbon and its electro winning is done on site. Gold is deposited on wire wool cathodes, the loaded cathodes are acid- digested and the resultant gold solids are smelted after which the bullion is delivered to the Government-operated Fidelity Printers and Refiners.

The CIL plant has a design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing. The present crushing and milling circuit is being expanded from 600 tonnes per day to 1,000 tonnes per day ore throughput capacity to balance the increase in mining tonnage.

Production Operations

The underground workings produce 600 tonnes of ore per day using a long-hole open stoping method.  Ore is trammed to a number of shafts and hoisted to surface.  The current capital program at the No. 4 shaft will streamline the hoisting process and increase the overall hoisting capacity at the mine.  Blanket employs approximately 800 people.

3.          DISCONTINUED OPERATIONS

3.1       Barbrook Mines Limited - Gold

The Barbrook Mine owned by Caledonia’s 100% owned subsidiary Barbrook Mines Limited (“Barbrook”) is located near the historic gold-mining town of Barberton, in Mpumalanga Province, Republic of South Africa, approximately 375 km east of Pretoria and Johannesburg. Barberton has a history of gold mining dating back more than 100 years. The Barbrook property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of approximately twenty previously worked gold mines.

Following industrial action which resulted in substantial damage to mine property the Board of Directors has decided to dispose of the mine during the current financial year.

 3.2      Eersteling Gold Mining Company Limited

The Eersteling Mine is owned by Caledonia’s 100% owned subsidiary Eersteling Gold Mining Company Limited (“Eersteling”) is located 36 km south of the city of Polokwane in Limpopo Province of the Republic of South Africa, approximately 300 km north of Johannesburg.

The Board of Directors has decided to dispose of the mine during the current financial year in order to focus management and financial resources on the Nama project in Zambia and the Blanket gold mine in Zimbabwe.

4.     MARKETING

All gold bullion produced in South Africa was delivered to Rand Refinery in Germiston and sold at spot price at the discretion of the company. The company nominated the currency of settlement for each individual sale.

All gold bullion produced in Zimbabwe is delivered to Fidelity Printers and Refiners in Harare and sold under various methods of election, more fully described under page 12 of this MD&A.

5.     KEY PERFORMANCE FACTORS

The key performance factor of a gold mine is the ability to produce gold at a cost per ounce that is low enough to pay all obligations and generate an acceptable return to shareholders. The price of gold is established in an international market. The Rand price of gold plays a large part in determining the profitability of South African gold mines and similarly the Zimbabwean dollar price of gold plays a large part in determining the profitability of Zimbabwean gold mines. During 2006, the South African Rand weakened by 11.35% against the United States dollar and this, coupled with an 22.1% increase in the US$ gold price, resulted in a 35.9% increase in the market Rand gold price per ounce. Despite this fact, Barbrook Mine continued to be cash flow negative.

Blanket Mine has been consolidated into the results of Caledonia Mining Corporation from July, 1, 2006.

During the six months ending December 31, 2006 the Zimbabwe economy continued to falter. The Zimbabwe dollar was officially devalued against the US dollar in early August from Z$101:USD1 to Z$250: USD1 and remained at that fixed rate to year end and into 2007.  Zimbabwe had an inflation rate of approximately 1200% at December 2006, which increase to approximately 1800% in March 2007.  The effect of the high inflation, fixed exchange rates and gold sales options (more fully described under section 6) leads to certain distortions in the presented annual financial statements.  This distortion relates mainly to average revenue and cost per ounce of gold sold.  Caledonia Mining Corporation believes it is appropriate to consolidate Blanket Mine into its annual financial statements as it exercises control over the operations, is able to sell a major proportion of gold in US dollars, retain these US dollars in a foreign currency account, and has government approval to make loan repayments from its available foreign currency funds.

6.     SELECTED ANNUAL INFORMATION-(in thousands of Canadian dollars - except per share amounts.)

The following information is given for the last three fiscal year-ends of the Company:

	December 31, 2006	December 31, 2005 (1)	December 31, 2004 (1)
Net sales or total revenues	13,586	6	3
Net income or (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	2,315 $0.005 $0.005	(3,748) ($0.012) ($0.012)	(2,770) ($0.010) ($0.010)
Discontinued operations	(7,990)	(5,932)	(7,222)
Net income or (loss) - per share undiluted - per share diluted	(5,675) ($0.013) ($0.013)	(9,680) ($0.031) ($0.031)	(9,979) ($0.034) ($0.034)
Total assets	31,456	22,338	23,666
Total long-term financial liabilities	1,221	377	423
Cash dividends declared per share	Nil	Nil	Nil

(1) The prior year figures have been reclassified to reflect Barbrook and Eersteling Mines as discontinued operations.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

The results for 2006 and prior years have been presented on the basis that Barbrook and Eersteling Mines are discontinued operations. Subsequent to the illegal industrial action at Barbrook Mine during October 2006, the Board of Directors resolved to place Barbrook Mine on care and maintenance and subsequently mandated management to put both Barbrook Mine and Eersteling Gold Mine up for sale. Neither sale transaction was concluded by December 31, 2006, or at March 31, 2007, the date of this Report. However, there have been several serious offers to purchase these mines and management believes that a sale will be concluded during this financial year.

The above results for 2006 include Blanket Mine’s results for the 6 months commencing July 1, 2006.

For the year ended December 31, 2006, the Company recorded a net profit after tax, before discontinued operations, of $2,315, (compared to a $3,748 loss in 2005 and a $2,757 loss in 2004), of which Blanket Mine contributed a profit of $4,803.  Included in the 2006 profit is a foreign exchange gain of $143 (compared to a $50 loss in 2005 and a $513 loss in 2004).  Blanket Mine reported a gain on foreign exchange of $291 during the reporting 6 months of 2006.  During 2006 the gross profit from operations (before discontinued operations) was $4,925, (compared to a $751 loss in 2005 and a $466 loss in 2004). There were no mineral property write downs in 2006, (compared to $152 in 2005 and $1,062 in 2004).

The income tax expense charge of $652 relates to Blanket Mine. The operating profit of $4,925 includes an amortization charge of $40, (compared to a $27 profit in 2005 and a $20 profit in 2004) with the amortization charge attributable to Blanket Mine being $20 for the 6 month period.

Blanket Mine recorded revenue for the 6 months of $13,575 from the 11,287 ounces of gold sold. During the 6 month reporting period of Blanket Mine, the Reserve Bank of Zimbabwe (RBZ) stipulated various possible payment methods for gold sales. The methods varied from “40% of revenue in USD and 60% of revenue in Zimbabwean dollars (“Z$”)”; which changed to “75% in USD and 25% in Z$” and it is currently set at “67.5% in USD and 32.5% in Z$”. All of the Z$ revenues are translated from USD to Z$ at the then official exchange rate. During the same period, the official exchange rate in Zimbabwe changed from Z$101 per US$1 to Z$250 per US$1. The latter rate was applicable for the last 5 months of 2006. An alternative payment method for gold payment results in the full Z$ proceeds of the sale calculated at a rate of Z$16,000 (sixteen thousand Zimbabwe dollars) per gram of gold sold.  This would result in the mine achieving an approximate exchange rate of Z$800 per US$1 on these sales. At the year end, the results of Blanket Mine have been translated into C$ using the official Z$:C$ exchange rate which is based on the Z$250:USD1. The result of this is that Z$ revenues received appear to be at a rate higher than the official rate. This will result in C$ revenues appearing to be overstated, leading  a reader to assume that Blanket Mine received more than the USD market price per ounce of gold sold. This however is a distortion. Correspondingly, expenses incurred by Blanket in the local Zimbabwe market will also appear to be overstated, as the official Z$ exchange rate may not always be the applicable rate used to arrive at a selling price by a supplier. The net result is that certain statistics may appear overstated in $ terms but this is a factor of the Z$ being a managed currency and not a free floating currency.

During 2006, Caledonia invested $3,579 in capital assets and mineral properties as compared to $5,284 in 2005 and $3,813 in 2004.  Of the amount invested in 2006, Blanket Mine spent $1,998, Barbrook Mine  spent $922 ,Nama spent $277 and Rooipoort spent $336.During the year $7,559 was raised from private placements, and the exercise of warrants and options, as compared to $6,588 in 2005 and $14,314 in 2004 (all net of issue costs). The purchase of Blanket Mine was settled by issuing 20,000,000 shares in Caledonia Mining Corporation and the payment of USD1 million in cash; the purchase price amounted to $4,129.

The basic net profit/(loss) per share, for continuing operations, of $0.005 (compared to a ($0.012) in 2005 and a ($0.010) in 2004) has been calculated using a weighted average number of shares of 423,838,628 (compared to 313,565,142 for 2005 and 289,843,080 for 2004).

The diluted net profit/(loss) per share, for continuing operations, of $0.005 has only been calculated for 2006 as the prior years were anti- dilutive. The fully diluted number of shares was 425,984,395

The funds raised were used to finance capital projects at Barbrook Mine, to finance exploration at Nama, Rooipoort and Eersteling, to fund operating losses incurred at Barbrook Mine and to provide working capital for Greenstone Management Services. Capital projects at Blanket Mine were funded from internally generated funds.

The Company had related party transactions with several of the Company’s Directors or members of the President’s family in fiscal years 2006, 2005 and 2004.  They are detailed in Note 11 to the Company’s December 31, 2006 audited financial statements.  It is expected that related party transactions of a similar nature will continue during the current fiscal year of the Company.

7.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

Blanket is the company’s revenue generator. The Barbrook mine did not achieve positive cash-flow generation prior to its shutdown late in 2006. Shareholder funds were applied to the metallurgical plant expansion project and to exploration projects as resources allowed. The plans for the non-revenue generating projects continue to be determined by the availability of funds and are more fully described below.

7.1

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

•

The mine recorded three lost time injuries, including one fatality, and one restricted work activity case during the period.  This is compared to the same period in 2005 which recorded three lost time and 13 restricted work activity cases.  With the exception of the single fatality , the reduction in incidents in restricted work activity cases was attributable to the intensive safety training undertaken under the NOSSA program which was implemented on the entire mine during 2006.

•

An occupational health centre was established and all employees were screened for occupational ailments.  A total of 800 employees were checked and 10% are currently under surveillance.  HIV/AIDS continues to be an area of concern and management has put in place awareness programs to educate workers.

•

The Mine has drilled monitoring and ground-water pumping wells downstream of the tailings impoundment to facilitate ground water testing.  The tailings impoundment was also professionally managed by a licensed, specialized contractor, audited and found to be stable.

Capital Projects

Number 4 Shaft Expansion Project:

Projects at Blanket focused mainly on the expansion program which involved the upgrading of the No. 4 shaft and the crushing/milling section of the plant, whilst maintaining production levels.  The surface works at the No. 4 shaft were completed; being the construction of the winder house and installation of a 650kw winder therein.  Other works undertaken included the fabrication and installation of a 40 meter high headgear complete with bins, 120 meters of overland conveyor system and primary crushers.  The entire surface works were commissioned and operational minus the headgear and winder due to the underground section not yet being functional.  The below-ground works were commenced with the shaft being concrete lined from its surface collar down to the 90 meter level.  Equipping also commenced and is still in progress at the year end.  A total of 180 meters had been completed by the year-end. In the metallurgical plant a surplus mill was refurbished and was almost ready to install at the year-end.

This expansion project is designed to increase underground production from the current 600 tonnes per day (“tpd”) to 1000 tpd whilst it is planned that the total gold ounces recovered will increase from 25,000 to 40,000 per annum. The complete expansion project is expected to be completed and commissioned during the 4th Quarter of 2007.

Operations:

Underground operations ran smoothly throughout the period with emphasis being put on haulage development designed to open up more mineable resources required to support the expansion initiatives.  As a result of this initiative, all surplus cash generated from the mine was re-invested in development.  A total of 270 meters of capital development and 1,371 meters of operating, run-of-mine development were achieved.

Average plant availability was highly satisfactory at 95%. Metallurgical test work was completed on the CIL process. The test results indicated that the same or slightly improved gold leach recovery could be attained with savings in reagent costs.

The production results for the 6 months July – December, 2006 were as outlined below:-

Ore mined	Tonnes	100,700
Development advance (ROM)	Meters	1,371
Development advance (Capital)	Meters	270
Ore milled	Tonnes	103,200
Ore Gold Grade milled	Grams/tonne	4.15
Gold sold	Ounces	11,287
Gold produced	Ounces	12,437

Outlook

The aims and objectives for 2007 are:

•

To complete the No. 4 shaft project in order to realize an increase in production by first quarter of 2008.

•

To intensify underground development initiatives in order to generate sufficient reserves to sustain the increased production.

•

To explore ways of controlling input costs in a hyperinflationary environment (such as off-shore purchasing).

•

To focus employee, including management attention and effort to issues of safety, health and environment.

Barbrook Mine - South Africa

Summary

Barbrook’s plant expansion was completed during the 1st quarter of 2006.  The anticipated rapid build-up in mine production did not materialize owing to both the effects of an earth tremor and equipment difficulties. This delay placed undue pressure on the metallurgical plant where management was having difficulty maintaining steady state operation due to the lack of ore.  The shortfall in mine production relative to the mill capacity resulted in the plant being operated on a spasmodic basis, which affected gold recoveries which remained below planned levels. Consequently gold production and hence revenue was well below planned levels, while the additional costs related to staffing for increased production levels exceeded target. One of the Mine’s Labour contractors was unable to conclude wage negotiations which resulted in a strike which lasted for 6 weeks and culminated in a violent protest which endangered the lives of non-striking mine employees and resulted in the administration building and a security office being burned down. The administration building is critical to the operation of the mine and housed all the critical geological and administrative equipment for information and communication systems. It was therefore decided to place Barbrook Mine on “care and maintenance” pending an assessment of the opportunities for re-starting operations. Following a review of all available options, the company’s management recommended to the Board that Barbrook and Eersteling be sold. The Board of Directors decided in December 2006 to put the mines up for sale.

Operational Overview

Barbrook Mine – 2006 Production Results
Ore mined	tonnes	86,730
Development advance	meters	1,910
Ore milled	tonnes	80,582
Grade milled	grams/tonne	3.62
Gold sold	ounces	4,288

An analysis of the operations indicated that the mine’s overall performance functioned below planned target levels.

The Board of Directors, having reviewed all possibilities and opportunities mandated management to seek buyers for the mine.

7.2     Exploration and Project Development

Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

In 2002, Eersteling acquired the Rooipoort platinum group elements (PGE), nickel (Ni) and copper (Cu) Project from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property in an area that is presently undergoing a surge in platinum group metal exploration along a well-mineralized feature known as the “Platreef”.  An additional 342 hectares on the farm Grasvally, immediately adjacent to and south of the Rooipoort property was optioned in 2004, was granted a New Order Prospecting Right in May 2005 (3 year period) and a further 43 hectares portion was granted in April 2006 (5 year period) .

Application for conversion of the Rooipoort property into a new order right in terms of the Mineral and Petroleum Development Act (“MPRDA”) was granted in November 2006.

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares contiguous with the Company’s Rooipoort property and effectively doubles the area of Caledonia’s Rooipoort Project property underlain by Bushveld Complex rocks with PGE potential. The Falconbridge properties were granted New Order Prospecting Rights in April 2006 (3,099 hectares, for a period of 5 years) and September 2006 (1,217 hectares, for a period of 5 years). The total area of Caledonia’s New Order Prospecting Rights in the Rooipoort PGE/Ni/Cu properties is now 8473.39 hectares.

Exploration:

To date, the Company has diamond-drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6 km strike length that makes up the project area.

Falconbridge has drilled a total of 7,393 meters in 22 holes on the portions of Grasvally and the farms Jaagbaan and Moordrift that comprise most of the property purchased from Falconbridge.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the five mineralized zones, a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel. This initial test work indicates that a relatively simple metallurgical process route could possibly produce a flotation concentrate from high-tonnage, low-grade feed material.

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 - compliant report by RSG Global of Australia. The results of this estimate are:

Inferred Resource: At 0.5g/t 2PGE+Au and 200m below surface (900m base)

Zone	Average True Width (m)	Tonnes	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni %	Cu %
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global.

During 2006, work was limited to the land acquired from Falconbridge and was delayed until the New Prospecting Rights were issued.  Field work consisting of geochemical sampling was conducted in these areas.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on Caledonia’s website provide an overview of the exploration activity that has been carried out on the Rooipoort property. The Project Status Report and the full RSG NI 43-101 report are available on the Caledonia website.   As a result of the work to date, additional target areas have been identified on the west and north-west of the property, these are identified in the Project Status Report on the website.

GOLD

Eersteling Gold Mine – South Africa

Property:

The area of interest comprises the two Old Order Mining Licences that cover the Eersteling and Zandrivier Mines and surroundings (5,472hectares) as well as the Marabastad Project Area where New Order Prospecting Rights were granted in November 2006 (3,902 hectares)

Exploration Work Completed:

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004 and continued throughout 2005/6.  The resources at Eersteling were evaluated and a development program prioritized.

Field work in 2005/6 focused on mapping of known mineralised reef structures around the Doreen Shaft and the Pienaar and Girlie Reefs. Compilation of previous information was integrated with the results of the high resolution aeromagnetic survey flown in January 2005 as well as of gold-in-soil sampling completed in 2005.

As noted previously, these gold exploration properties at Eersteling are included in the assets for sale at the Eersteling mine.

Roodepoort - South Africa

The Roodepoort Gold Property is located 22km north-east of the Eersteling Mine.  Roodepoort is situated in an area of historical gold mining associated with a near surface unusual gold-bearing albite intrusive.

In 2005, Caledonia concluded that the potential for an open-pit operation, based on gold mineralization in the al body, as previously reported, requires further exploration.  This was not confirmed by surface work and the drilling of three boreholes. However, potential was demonstrated from this work as well as evident from previous mining operations (1920’s) for narrow high grade vein mineralization on this property. This requires further evaluation.  Drill sections and drill logs from this program are listed under the Roodepoort Project in the “Operations & Projects” section of the Caledonia website.

Note that the Roodepoort gold property in included in the Eersteling assets that are for sale.

Zimbabwe Exploration - Gold

Caledonia’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda greenstone belt total 78 claims, including a small number under option, covering a total area of 2,500 ha.  Of these, 47 claims are registered as precious metal (gold) blocks covering 415 ha while 31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085ha.

During 2006 Blanket’s efforts were focused in certain key areas in the Gwanda greenstone belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. The main exploration activities involved detailed grid-controlled mapping, ground magnetics and induced polarization (IP) surveys and diamond core drilling.

Blanket also conducted limited preliminary preparatory fieldwork (grid-line cutting) in the Sandy Claims within the Bubi greenstone belt.  The Bubi greenstone belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2 820 ha.  Basic reconnaissance exploration work (soil, sampling a geological mapping) was completed in all the claims area.  In 2007 the focus will mainly be directed to conduct additional follow-up work to define drill targets on potentially prospective metal-in-soil anomalies so far generated in the area.  The work in the Sandy claims constitutes part of this detailed follow-up exploration work.  Geological mapping followed by geophysical surveys were conducted on the GG, Mbudzane and K-Pits areas.  Mapping was carried out in the Sandy claims area.

A drilling program initiated in late 2005 to probe for suspected down-dip and strike extension mineralisation associated with the GG prospect was continued throughout 2006.  In all 4,187 metres were drilled in 2006 with 2,263 samples assayed.  The assay results establish the presence of two zones of potentially economic gold mineralisation.

During the first quarter of 2007 Blanket’s exploration focus is mainly centered on the Gwanda greenstone belt with the main emphasis being delineation of a potentially economic ore resource definition at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization below the GG pit as well as to achieve close-spaced drilling in order to generate enough data for estimation of an ore resource for the area.  At Mbudzane, a second phase core-drilling program has been planned and will commence in the early 2nd quarter period of 2007, to follow up on several highly prospective deep seated ip-anomalies generated in 2006.

In addition, Blanket is conducting basic reconnaissance exploration work in the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m-1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m.

A total of 160 soil samples over a grid cell spacing of 100m x 100m have already been collected and sieved and are ready for shipment to a commercial laboratory for analysis.

7.2.3      DIAMONDS

Kikerk Lake – Canada

The Kikerk Lake property consists of 5 mineral leases currently pending approval by the Nunavut Mining Recorder. These leases cover 12,912.5 acres (5,225.5 hectares). In 2001 and 2002, Caledonia announced the discovery of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of

Canada Inc. (“Ashton”), a wholly owned subsidiary of Stornoway Diamond Corporation (“Stornoway”).  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow up on previous anomalous results. These samples were sent to Ashton’s laboratory and results were received in the first quarter of 2007.

Ashton reported that approximately 24 line-kilometers of ground magnetic survey were conducted over a structural trend line, but there were no new magnetic features noted that would be indicative of kimberlite emplacement.

Four diamond drill holes, totaling 382 meters were drilled to test the Stellaria kimberlite and a possible source of kimberlite indicator minerals east of Stellaria. Results confirm that the Stellaria body has a steep dip to the north-west and limited width.

Caledonia’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.  This interest can be increased to 59.5% if Ashton funds Caledonia’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway. Recently Stornoway has amalgamated with Ashton.

Mulonga Plain – Zambia

Work Completed:

Caledonia has a joint venture agreement with Motapa Diamonds Inc. (“Motapa”), on the Mulonga Plain and Kashiji Plain Licences in Western Zambia. Motapa is the project operator on behalf of the joint venture. Motapa is now vested with a 60% participating interest, with Caledonia holding a 40% interest.  In terms of the joint venture, Motapa must continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of the Motapa funding the project through to commercial production.

The Mulonga Plain Licence area is located in Western Zambia, between the Zambezi River and the Angolan border identified discrete areas within the licence area. An airborne gravity survey was completed on the easternmost of these in late 2004.

Ten, out of an original eleven, airborne gravity and magnetic targets were drill tested during 2005 and one hole was abandoned due to poor drilling conditions.  Basalt basement was intersected in each of the holes at depths ranging from 87 meters to 173 meters with no kimberlite intercepts reported from any of the holes. Motapa has defined four prospective regions within the extensive Mulonga Plain anomaly through prior heavy mineral sampling, airborne magnetics and reconnaissance drilling. The 2005 drill program was designed to test the easternmost of these prospective regions and followed on from completion and interpretation of an airborne gravity survey in late 2004.

Commenting on the (2005) results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.”

No further work was carried out in 2006.

Kashiji Plain - Zambia

This licence area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 micro diamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries. No further field work was carried out on the Kashiji or Lukulu licences in 2006.

Goedgevonden  - South Africa

Caledonia holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

In April 2005 and application for conversion of these rights was submitted in terms of the MPRDA and the rights were granted in December 2006. An additional application for New Order Prospecting rights was submitted over an adjoining farm, Eleazar in June 2005. It expected that this application will be granted shortly.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down, dip extensions remain undefined. Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht.  It should be noted that the Company has not completed the work necessary to estimate a resource in terms of National Instrument 43-101 for the Goedgevonden property,

A preliminary drilling program conducted in 2002 consisted of 7”, 8” and 12” diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite. A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine. From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample. Geological interpretive work as well as detailed ground gravity and magnetometer surveys were completed during 2003 but there was no further exploration activity on this property  as corporate resources were concentrated on Caledonia’s other projects which were considered to be of higher priority in adding shareholder value, as well as tenure issues during the change over from old to new minerals legislation as embodied in the MPRDA.

Granting of the New Order Prospecting Rights now gives the Company security of tenure and discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project.

7.2.4      BASE METALS

Nama – Zambia

Property:

Caledonia Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia which host near-surface cobalt/copper mineralization. This area lies immediately north west of the operating Konkola Copper mine and adjoins the extensive holdings of Teal Mining and Exploration Limited.  In November 2006 the Zambian authorities agreed to grant a Retention Licence to Caledonia Nama Limited in order to enable the Company to conclude the detailed evaluation of mineral resources outlined by earlier work. This Retention Licence covers an area of 80,625 hectares and is valid for two years.

Work Completed:

The 2001/2002 soil sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the original licence areas. This program identified a number of high priority anomalous targets (anomalies A,C and D) within the required geological setting. These targets have been followed up in the search for copper/cobalt oxide and sulphide bodies.

In the second quarter of 2004, a mini bulk sample of 30 tonnes was excavated at Nama A (Discovery) site and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, further one-tonne samples were sent for additional test work to fine tune the extraction process for the cobalt oxide.

During 2006 metallurgical test work has provided a proposed metallurgical flow-sheet.  Two further bulk samples were taken from Anomaly A to enhance and refine the metallurgical processes and cost parameters for producing a marketable and economically viable cobalt product.  On the basis of this test work, it is anticipated that the design of a pilot plant will be finalized, enabling Caledonia to conclude long term product purchase agreements based on the signed letters of intent.

Also in 2006/2007 a Technical Report, compliant with NI 43-101 was prepared for Anomaly A at Nama by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant who is the “Independent Qualified Person” for Nama’s resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In his report, which has been filed on SEDAR and which is available on the Company website, Mr. Grant estimates the Indicated Resources at Anomaly A as 43,656,000 tonnes grading 0.055% Co, 0.099% Cu and 0.011%Ni.

Mr. Grant recommends that the results at Anomaly C should be re-evaluated with the objective of declaring a resource.  He also states that Anomalies F through Q inclusive are worthy of further investigation.

With the recent substantial increase in the price of copper, Caledonia is in negotiation with potential joint venture partners for the further exploration of the established oxide resources and potential underlying sulphide zones.

Kadola – Zambia

Property:

This large exploration property lies in central Zambia to the west of Kapiri Mposhi and consists of three contiguous licence areas held by Caledonia Kadola Limited, a wholly owned subsidiary of Caledonia and are prospective for copper, cobalt and gold. All the licence areas (301,464 hectares) are in the process of renewal for a further two years and granting is expected shortly.

Work Completed:

After substantial initial work done by Caledonia including aeromagnetic survey, soil geochemical sampling, and drilling during the period 1995/6.  This work included outlining of the Kadola West Cu/Co deposit and the discovery of the Eureka Cu/Au prospect as well as a number of other soil geochemical targets. The licences were previously joint ventured with Cyprus Amax (2000/02) but terminated prematurely by them as result of take over by Phelps Dodge and corporate prioritization.

With the recent substantial increase in the price of copper and gold, Caledonia is negotiating an agreement with a potential joint venture partner for the further exploration of the copper, cobalt and gold potential of the Kadola Licences.

Outlook

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  Caledonia manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of Caledonia negotiating joint venture agreements for its remaining wholly-owned exploration properties.

Exploration is a high-risk, high-cost but potentially high-reward business. Caledonia’s strategy in this area is to position itself to participate in a significant part of the “reward” through joint venture interests in order to minimize early exploration costs.  Details of the present and previous strategic alliances with joint venture partners have been discussed above.

Caledonia currently has two joint venture interests in place in Zambia and Canada.  Caledonia intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with senior producers.

In terms of the South Africa Minerals and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”) and implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. All inactive prospecting and mining rights (immediately preceding May 1, 2004) were required to apply for conversion by April 30, 2005. Active prospecting rights conversion applications closed on April 30, 2006 and active mining rights conversion close on April 30, 2009.

Apart from various technical requirements for conversion the new legislation requires that companies give attention to the requirements of the MPRDA as defined in Section 2(d) as well the Mining Charter as “substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources.  The Mining Charter was formulated in negotiations between government, the mining industry as largely represented by the Chamber of Mines of South Africa, and organized labour.

The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established. This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process. However, there has recently been an apparent relaxing of the attitude of the South African authorities in respect of New Order Prospecting Rights and many companies, including Caledonia have received these new rights in recent months.

The Zimbabwe economy continues to be depressed and inflation is rampant. The survival of the mining industry is a high priority of the Government as its ability to generate foreign currency is of paramount importance. Managements focus is to complete the No 4 shaft expansion and to bring production up to the 1000 tpd level. Cash flow management is critical to ensure the mining operations are protected, as much as possible,  from the effects of local inflation by the utilization of foreign currency proceeds to fund operations. Management is also continuing with exploration around the Blanket mine to enable Blanket to expand its operation should economic improvements in Zimbabwe occur.

8.     ENVIRONMENTAL POLICY

Caledonia is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy that encompasses the following:

-

Caledonia directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

-

Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of Caledonia’s activities in relation to environmental protection.

 -

Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

-

Caledonia on a regular ongoing basis monitors its environmental protection management programs to ensure their compliance with the applicable regulatory requirements.

It is the responsibility of all the employees of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.

9.     SUMMARY OF QUARTERLY RESULTS - (in thousands of Canadian dollars - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Company - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	Dec 31/06	Sept. 30/06	June 30/06	Mar. 30/06	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05
Sales before discontinued operations	$9,045	$4,539	$1	$1	$2	$0	$3	$1
Income/(loss) before discontinued operations -- per share undiluted - per share diluted	3,840 $0.008 $0.008	(455) ($0.001) ($0.001)	(683) ($0.002) ($0.002)	(388) ($0.001) ($0.001)	(318) ($0.001) ($0.001)	(1,177) ($0.003) ($0.003)	(1,756) ($0.006) ($0.006)	(497) ($0.002) ($0.002)
Discontinued operations (loss)	(1,282)	(2,619)	(2,210)	(1,878)	(1,736)	(1,387)	(1,520)	(1,289)
Net Income/ (loss) after discontinued operations - per share undiluted - per share diluted	2,558 $0.006 $0.006	(3,074) ($0.007) ($0.007)	(2,893) ($0.007) ($0.007)	(2,266) ($0.006) ($0.006)	(2,054) ($0.006) ($0.006)	(2,564) ($0.008) ($0.008)	(3,276) ($0.011) ($0.011)	(1,786) ($0.006) ($0.006)
No of shares basic ‘000	457,981	455,209	398,142	380,714	349,801	336,028	302,262	301,112
No of shares diluted ‘000	458,087	455,951	403,055	381,663	349,801	336,028	302,262	301,112

The discontinued operation relates to Barbrook and Eersteling Mines and fluctuations in the quarterly results are affected by the level of activity. Barbrook Mine was operational during all of the last eight quarters except for the last quarter in 2006. All foreign exchange gains or losses are reported in the results before discontinued operations. The increase in sales revenue and income before discontinued operations in the third and fourth quarters of 2006 are attributable to Blanket Mine. The gold sales at Blanket Mine were 6,474 ounces in the third quarter and 4,813 ounces in the fourth quarter. Included in the loss before discontinued operations in the third quarter is the unrealized foreign exchange loss of $1,662, and the foreign exchange gain of $1,576 in the fourth quarter. Amortization charges for Blanket Mine in the third quarter were $16 and $4 in the fourth quarter. Amortization charges will increase when the No 4 shaft expansion project is completed in the fourth quarter of 2007, the costs are currently not being amortized. The expected capital completion cost is approximately $4,000

Note:

 The effect of the dilution on the earnings per share has been calculated for each quarter of 2006 as a profit was earned before discontinued operations for the year. No calculation for 2005 was made as the result for the year was a loss and the diluted earning per share would be anti-dilutive.

10.

INVESTING - (in thousands of Canadian dollars)

During 2006 Caledonia invested $3,579 in capital assets and mineral properties as compared to $5,284 in 2005 and $3,813 in 2004.  Of the amount invested in 2006 Blanket Mine spent $1,998, Barbrook Mine $922, Nama $277 and Rooipoort $336

11.

FINANCING - (in thousands of Canadian dollars)

During the year $7,559 was raised from private placements, and the exercise of warrants and options, as compared to $6,588 in 2005 and $14,314 in 2004 (all net of issue costs). In all 87,265,885 common shares were issued, this includes the 20,000,000 shares issued as part of the acquisition price of Blanket Mine (2005- 52,738,888 common shares and 16,863,962 common share purchase warrants)   The funds were used to finance the expansion of the metallurgical plant at Barbrook, exploration activity on the Company’s most prospective projects and other working capital requirements. Barbrook continued to be cash negative during 2006. Working capital and capital expenditure at Blanket Mine was funded from internally generated funds.

12.

LIQUIDITY AND CAPITAL RESOURCES -(in thousands of Canadian dollars)

As of December 31, 2006, the Company had a working capital surplus of $2,874 as compared to a deficit of $325 at December 31, 2005 and a surplus of $6,419 at December 31, 2004. Current assets of $8,773 ($2,264 – 2005) increased mainly due to increased inventory levels at Blanket Mine and debtors for gold sales being the Reserve Bank of Zimbabwe. During the first quarter of 2007 all old and current gold debtors were collected in full. Details of financing activities are presented in note 5 (b) of the notes to the consolidated financial statements. During 2007, it is expected that the cash requirements of Caledonia will be met from the proceeds of the sale of Barbrook Mine and Eersteling Gold Mine and gold sales from Blanket Mine.

The following table summarizes cash flows and cash on hand :

	2006	2005	2004
Cash	$1,252	$1,076	$6,470
Working capital	2,874	(325)	6,419
For continuing operations
Cash provided (used) by operating activities	1,858	(2,831)	(2,530)
Cash provided (used) by investing activities	(3,516)	(2,040)	(406)
Cash provided (used) by financing activities	7,362	6,785	14,314
For discontinued operations
Cash provided (used) by operating activities	(4,560)	(4,064)	(5,680)
Cash provided (used) by investing activities	(922)	(3,244)	(3,407)

The funds raised in 2006 together with anticipated cash inflows in 2007 will be used mainly by Caledonia on its exploration, development and production activities such as:

-

at Blanket Mine for the completion of the No 4 shaft expansion  - at an estimated cost of $4,000

-

by further bulk sampling and concentration test work on Caledonia’s Nama Cobalt/Copper Project - at an estimated cost of $ 2,600

-

corporate working capital

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  Notwithstanding the estimated expenditure amounts for each of the programs described above, the Company cannot predict the actual amounts that will be spent on those programs. It can be stated that the projects with top priority are the No. 4 shaft at Blanket Mine and the pilot plant project work at Nama.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate based on results received in previous programs and funding available.

The Mulonga Plain joint venture with Motapa Diamonds Inc. is subject to joint venture agreements and is entirely funded by the joint venture partner through to commercial production. Similarly, the Kikerk Lake joint venture with Ashton Mining is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking new joint venture partners for most, if not all of its exploration properties.

The Company does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities.  It has two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc., in each case these partners are responsible for all property expenditures until a feasibility study has been completed.  The Company has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by Caledonia’s joint venture partners.   As of December 31, 2006 the Company had potential/contingent liabilities to do rehabilitation work on the Blanket, Barbrook and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,175.

13.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

14.      RELATED PARTY TRANSACTIONS

The related party transactions are fully disclosed in note 11 of the Notes to Consolidated Financial Statements.

15.      FOURTH QUARTER - (in thousands of Canadian dollars)

The operating results for the fourth quarter reflect the mining activity at Blanket Mine who sold 4,813 ounces  of gold. Approximately 76 ounces of gold was recovered from the metallurgical circuit of Barbrook Mine during a cleanup operation in the first quarter of 2007. All the Barbrook staff were laid off during the fourth quarter and holding costs at Barbrook are now made up of minimum charges for electricity, limited managerial employment costs and ongoing security costs to safeguard the property. As the mine was on care and maintenance no amortization charge for Barbrook assets was charged in the fourth quarter, $2,742 third quarter, $1,096 second quarter and $129 first quarter.

The Reserve Bank of Zimbabwe held the official exchange rate at Z$250:USD1 for the whole quarter and did not alter the exchange rate during the monetary policy announcement during the first quarter of 2007.

16.

CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the company. Based on indicative purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the company or its operations.

In 2005 the Company adopted the accounting guideline issued by the Canadian Institute of Chartered Accountants in respect of consolidation of variable interest entities effective for years after November 1,

2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations or the financial condition of the Company.

17.          SECURITIES OUTSTANDING

As at March 29, 2007 the following securities were outstanding:

(1)

457,981,021 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
17,238,000	Common share purchase options	Average $0.21	Various until May 11, 2016
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008
22,890,000	Common share purchase warrants	$0.15	Until April 28, 2007
9,748,259	Common share purchase warrants	$0.15	Until May 12, 2007
2,190,000	Common share purchase warrants	$0.18	Until May 12, 2007
17,000,000	Common share purchase warrants	$0.16	Until July 27, 2007

18.         CONTROLS

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.

Management has concluded that, as of December 31, 2006, a weakness existed in the Company’s disclosure controls and procedures.  However, based on their evaluation, the CEO and CFO concluded that all required disclosures for the year ended December 31, 2006 were ultimately made in accordance with the regulations, despite the weakness in the disclosure controls and procedures.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

As a result of the move of more of the Company’s administration and financial record-keeping to its Johannesburg office from its Ontario office, control over financial reporting is more in the hands of the Company’s Johannesburg-based Directors and Officers than was previously the case.

19.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

20.

QUALIFIED PERSON

James Johnstone, P.Eng., is a qualified person as defined by NI 43-101. Mr Johnstone is responsible for the technical information provided on this MD&A. He was assisted by employees of Caledonia who are qualified persons for the individual projects and, where appropriate, outside consultants and/or qualified persons for joint-ventured projects.

21.

BOARD AND SENIOR MANAGEMENT CHANGES

Mr. Steven Curtis was appointed VP Finance and Chief Financial Officer on April 3, 2006.Mr. Johnstone, the company’s Chief Operating Officer, retired in October 2006.

Efforts to replace the senior technical executives who retired in 2006 have continued, but without success. At the present time there is a worldwide shortage of senior mining industry professionals and Caledonia is one of many companies looking for suitable staff.  With the anticipated sale of the South African gold mines and the planned expansion of the Zambian exploration and metallurgical pilot plant programs the company is re-evaluating its requirements for replacement senior staff.